

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 22, 2017

Michael J. Hennigan
President and Chief Executive Officer
Sunoco Logistics Partners L.P.
3807 West Chester Pike
Newtown Square, PA 19073

      Re: Sunoco Logistics Partners L.P.
               Form 10-K for Fiscal Year Ended December 31, 2016
               Filed February 24, 2017
               File No. 001-31219

Dear Mr. Hennigan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/H. Roger Schwall

          H. Roger Schwall
          Assistant Director
          Office of Natural Resources

cc: Lande A. Spottswood, Esq.
       Vinson & Elkins LLP